United States

Securities and Exchange Commission

Washington, D.C. 20549

_____________________

SCHEDULE 13D

(Rule 13d-101)

_____________________

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

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Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

August J. Troendle

c/o Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, OH 45227

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,643
	8	SHARED VOTING POWER 7,327,558
	9	SOLE DISPOSITIVE POWER 616,643
	10	SHARED DISPOSITIVE POWER 7,327,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,327,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,327,558
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 9 to the Schedule 13D (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019 and Amendment No. 8 filed on May 8, 2020 (collectively, the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”).   Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

The responses to Items 5 and 6 of this Schedule 13D are incorporated herein by reference.

On March 4, 2020, Medpace Investors, LLC (“MPI”) entered into a written stock selling plan in accordance with Rule 10b5-1 (the “2020 MPI Plan”).

Item 5.Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) - (b): See Items 7 – 13 of the cover pages above.

(c): MPI sold 463,208 shares in open market transactions under the 2020 MPI Plan, as follows:

Trade Date	Shares Sold	Price Per Share
7/9/2020	2,455	$ 100.15(1)
7/13/2020	5,503	$ 100.43(2)
7/13/2020	624	$ 101.13(3)
7/15/2020	573	$ 101.74(4)
7/15/2020	3,634	$ 103.37(5)
7/15/2020	4,876	$ 104.27(6)
7/15/2020	15,230	$ 105.26(7)
7/15/2020	4,387	$ 106.01(8)
7/16/2020	14,356	$ 103.64(9)
7/16/2020	917	$ 104.61(10)
7/17/2020	2,774	$ 103.90(11)
7/17/2020	7,501	$ 105.23(12)
7/17/2020	9,034	$ 105.82(13)
7/20/2020	7,647	$ 105.05(14)
7/20/2020	10,088	$ 105.78(15)
7/21/2020	5,999	$ 106.03(16)
7/21/2020	20,016	$ 106.93(17)

7/21/2020	2,075	$ 107.48(18)
7/22/2020	641	$ 107.17(19)
7/22/2020	3,001	$ 108.93(20)
7/22/2020	12,796	$ 109.62(21)
7/22/2020	17,680	$ 110.42(22)
7/22/2020	1,760	$ 111.14(23)
7/23/2020	11,297	$ 110.42(24)
7/23/2020	5,302	$ 111.37(25)
7/23/2020	4,913	$ 112.35(26)
7/23/2020	9,606	$ 113.34(27)
7/23/2020	625	$ 114.00(28)
7/24/2020	27,158	$ 105.93(29)
7/24/2020	6,245	$ 106.58(30)
7/24/2020	684	$ 108.10(31)
7/24/2020	293	$ 110.04
7/27/2020	746	$ 106.95(32)
7/27/2020	1,352	$ 108.22(33)
7/27/2020	7,458	$ 109.46(34)
7/27/2020	9,234	$ 110.17(35)
7/27/2020	4,762	$ 111.43(36)
7/27/2020	5,467	$ 112.33(37)
7/28/2020	8,387	$ 117.20(38)
7/28/2020	11,642	$ 118.24(39)
7/28/2020	16,306	$ 119.24(40)
7/28/2020	14,186	$ 120.23(41)
7/28/2020	24,883	$ 121.17(42)
7/28/2020	19,844	$ 122.26(43)
7/28/2020	6,917	$ 123.09(44)
7/28/2020	8,629	$ 124.50(45)
7/28/2020	15,160	$ 125.07(46)
7/28/2020	2,007	$ 126.17(47)
7/28/2020	3,183	$ 127.75(48)
7/28/2020	5,614	$ 128.70(49)
7/28/2020	3,500	$ 129.54(50)
7/28/2020	2,968	$ 130.89(51)
7/28/2020	667	$ 131.84(52)
7/28/2020	2,770	$ 132.92(53)
7/28/2020	4,530	$ 133.98(54)
7/28/2020	9,142	$ 134.90(55)
7/28/2020	6,030	$ 135.91(56)
7/28/2020	17,417	$ 137.14(57)
7/28/2020	13,806	$ 137.98(58)
7/28/2020	5,500	$ 138.90(59)
7/28/2020	2,011	$ 139.94(60)

7/28/2020	2,346	$ 141.39(61)
7/28/2020	3,764	$ 142.21(62)
7/28/2020	3,038	$ 143.24(63)
7/28/2020	252	$ 143.96(64)

(1) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.00 to $100.56. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(2) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $100.00 to $100.995. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(3) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.03 to $101.215. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(4) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $101.48 to $101.965. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(5) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $102.805 to $103.805. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(6) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.81 to $104.81. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(7) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $104.815 to $105.815. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(8) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.82 to $106.305. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(9) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.16 to $104.15. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(10) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $104.215 to $105.00. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(11) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $103.43 to $104.30. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(12) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $104.565 to $105.565. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(13) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.57 to $106.14. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(14) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $104.385 to $105.385. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(15) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.39 to $106.345. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(16) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.32 to $106.31. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(17) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.33 to $107.33. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(18) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $107.34 to $107.74. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(19) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.89 to $107.78. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(20) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $108.05 to $109.05. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(21) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $109.055 to $110.05. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(22) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $110.06 to $111.06. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(23) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $111.065 to $111.26. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(24) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $109.82 to $110.815. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(25) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $110.845 to $111.84. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(26) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $111.86 to $112.85. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(27) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $112.915 to $113.87. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(28) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $113.95 to $114.00. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(29) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $105.41 to $106.41. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(30) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.415 to $107.26. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(31) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $107.51 to $108.835. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(32) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $106.69 to $107.655. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(33) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $107.72 to $108.60. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(34) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $108.82 to $109.82. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(35) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $109.835 to $110.81. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(36) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $110.87 to $111.825. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(37) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $111.945 to $112.55. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(38) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $116.765 to $117.60. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(39) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $117.67 to $118.67. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(40) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $118.675 to $119.675. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(41) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $119.70 to $120.695. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(42) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $120.705 to $121.675. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(43) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $121.72 to $122.71. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(44) The reported price is a weighted average price. These shares were sold in multiple transactions ranging from $122.725 to $123.69. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(45) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $123.735 to $124.73. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(46) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $124.74 to $125.69. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(47) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $125.745 to $126.715. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(48) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $127.22 to $128.215. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(49) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $128.23 to $129.23. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(50) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $129.26 to $130.215. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(51) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $130.31 to $131.265. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(52) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $131.385 to $132.28. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(53) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $132.41 to $133.32. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(54) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $133.425 to $134.415. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(55) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $134.45 to $135.45. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(56) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $135.515 to $136.515. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(57) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $136.52 to $137.505. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(58) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $137.525 to $138.515. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(59) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $138.53 to $139.51. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(60) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $139.54 to $140.52. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(61) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $140.755 to $141.75. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(62) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $141.76 to $142.685. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(63) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $142.885 to $143.87. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(64) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $143.94 to $143.965. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.

(d): None.

(e): Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2020 MPI Plan and is incorporated herein by reference. A copy of the 2020 MPI Plan is attached as Exhibit 7 hereto, and is incorporated by reference.

Except as set forth herein and the Statement, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.Materials to be Filed as Exhibits

Exhibit Number	Description
1 2 3 4 5	Joint Filing Agreement* Voting Agreement* Registration Rights Agreement* Form of Lock-Up Agreement* Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated August 20, 2018*
6	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated November 15, 2018*
7	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated March 4, 2020

*Filed in the Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2020

/s/ August J. Troendle

August J. Troendle

Medpace Investors, LLC

/s/ August J. Troendle

Name: August J. Troendle

Title:   Sole Manager